VIA EDGAR

October 8, 2025

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust (the “Trust”) Request for Withdrawal on Form AW (File Nos. 333-89822, 811-
21114)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Trust, on behalf of its series ProShares Ultra FIG (the “Fund”), respectfully requests that, effective as of the date first set forth above or at the earliest practicable date hereafter, the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Post-Effective Amendment 374 to the Trust’s Registration Statement, which was filed on Form N-1A with the Commission via EDGAR (Accession No.0001683863-25- 006396) on July 31, 2025 (“PEA 374”).

The Trust is submitting this application for withdrawal of PEA 374 because it has elected not to proceed with the registration of the Fund. No securities have been sold in connection with PEA 374.

Accordingly, we request that the Commission issue an order granting withdrawal of PEA 374 effective as of the date first set forth above or at the earliest practicable date hereafter.

Should you have any questions regarding this matter, please contact me at (240) 497-6400.

Very truly yours,

ProShares Trust

By:	/s/ Richard Morris
Richard Morris
Chief Legal Officer and Secretary